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                             September 13, 2022

       Hiranda Donoghue
       General Counsel
       MasterBrand, Inc.
       520 Lake Cook Road, Suite 300
       Deerfield, Illinois

                                                        Re: MasterBrand, Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Filed on August 17,
2022
                                                            CIK No. 0001941365

       Dear Ms. Donoghue:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 filed August 17, 2022

       SUMMARY, page 1

   1. Please revise your summary to provide a more balanced discussion of your company and products. Balance the
discussion of your market leadership and your strengths on page
                                                        6 with an equally
prominent discussion of your weaknesses, including your plan to incur indebtedness prior to
or at the time of the distribution.
       Questions and Answers about the Separation, page 11

   2. Please revise to address any material changes in stockholder rights between the existing
                                                        Fortune Brands common
stock and the MasterBrand common stock. If none, please
                                                        include a negative
statement to that effect.
 Hiranda Donoghue
FirstName LastNameHiranda Donoghue
MasterBrand, Inc.
Comapany 13,
September NameMasterBrand,
              2022         Inc.
September
Page 2    13, 2022 Page 2
FirstName LastName
Can Fortune Brands decide to cancel the Distribution even if all of the conditions have been satisfied?, page 12

3. Please revise this Q&A to discuss any material consequences to stockholders if Fortune
         Brands waives any of the conditions described and proceeds with the spin-off.
Reasons for the Separation, page 49

4. Please briefly describe any material negative factors and risks that the board considered when determining whether to engage in the spin-off transaction.
5. Wherever applicable, please expand the bullet point list to better explain how it was determined that separating MasterBrand's businesses from Fortune Brand s current business operations would be in the best interests of Fortune Brands and its stockholders.
         Discuss how the separation will lead to the better focus of each
company   s specific
         operational and growth strategies. Discuss the "unique operating needs" of each
         company, explain each company   s tailored capital structures and
capital deployment
         strategies. Explain in detail the decision to separate now as opposed to any other time and the reasons underlying the chosen timing.
Capitalization, page 59

6. Please include a double line underneath the cash and cash equivalents line so as to clearly distinguish it from the capitalization line items.
Unaudited Pro Forma Condensed Consolidated Financial Statements
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Note 3: Transaction Accounting Adjustments for the Separation, page 65

7. Refer to adjustment (e). Please expand the footnote to also describe that these nonrecurring costs will not recur beyond 12 months after the transaction and remove the adjustment from your pro forma income statement for the twenty-six weeks ended June
         26, 2022. Refer to Article 11-02(a)(6)(i)(B) of Regulation S-X.
8. We note that adjustment (i) represents costs related to stock-based compensation arrangements in connection with the Separation including modification of historical
         Fortune Brands grants. Please explain to us why it appears this adjustment will not be reflected on the pro forma statement of income.
Note 4. Autonomous Entity Adjustments, page 66

9. Please revise your disclosure relating to adjustment (m) to include the material assumptions used and how the amount was calculated or determined. See Rule 11-
         02(a)(11)(iii).
Note 5. Management Adjustments, page 66
 Hiranda Donoghue
FirstName LastNameHiranda Donoghue
MasterBrand, Inc.
Comapany 13,
September NameMasterBrand,
              2022         Inc.
September
Page 3    13, 2022 Page 3
FirstName LastName
10. Please revise your disclosure to include the estimated time frame for achieving the synergies and dis-synergies for each adjustment. See Rule 11-02(a)(7)(ii)(D) of
         Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Results of Operations, page 73

11. Please revise to quantify the impact of the factors that you identify as impacting net sales and operating results during each period presented, including the impact of changes in volume and price.
General

12. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories; reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
             geopolitical tension or have sought to    de-globalize    your
supply chain.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
       You may contact SiSi Cheng at (202) 551-5004 or Claire Erlanger at (202) 551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
 Hiranda Donoghue
MasterBrand, Inc.
FirstName
September LastNameHiranda
               13, 2022       Donoghue
Comapany
Page    4      NameMasterBrand, Inc.
September 13, 2022 Page 4
cc:       Samir Gandhi
FirstName LastName